Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Ave

New York, NY 10017

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

October 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneCo Ltd. Registration Statement on Form F-1 (File No. 333-227634)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of StoneCo Ltd. an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 3:00 p.m., Eastern Daylight Time, on October 24, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of October 22, 2018, we have effected the following distribution of the Company’s Preliminary Prospectus dated October 16, 2018:

5,958 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

Very truly yours,

Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
	Name:	Facundo Vazquez
	Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
	Name:	Alejandra Fernandez
	Title:	Vice President

Citigroup Global Markets Inc.

By:	/s/ Chelsea Bai
	Name:	Chelsea Bai
	Title:	Vice President